September 21, 2007

VIA EDGAR

Ms. Mellissa Campbell Duru, Attorney Advisor

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	FMC Technologies Inc.

Definitive Proxy Statement on Schedule 14A

Filed March 30, 2007\

File No. 001-16489

Dear Ms. Duru:

For your convenience, Comments 1-9 included in your letter dated August 21, 2007 have been set forth in bold below followed by our responses.

1.	Please explain why the data you present in the tables on pages 20 and 24 is relevant to understanding how the committee made its determinations with respect to the amounts you actually awarded the named executive officers during the fiscal year. See generally Instruction 1 to Item 402(b) of Regulation S-K.

Response: Our compensation philosophy links an executive’s total earnings opportunity with the Company’s short-term and long-term performance. One of the vehicles we employ to make that linkage is the annual non-equity incentive bonus. Our named executive’s annual non-equity incentive plan compensation is weighted 70 percent on business performance (BPI) and 30 percent for individual performance (API).

For the BPI portion of the non-equity incentive plan compensation we measure two variables — Net Contribution and EBITDA growth.

The table on page 24 shows the results of the internal study we conducted to determine the variables which most affect shareholder return. The chart illustrates our rationale for using these two measures and supports our position that these measures, EBITDA growth and Net Contribution, compared to other data, most highly correlate with total return to shareholders. Further, this supports our use of these measures to evaluate an executive’s performance.

EBITDA growth measures our operating profit trends indicating core profit growth before any depreciation or amortization. This measure allows us to benchmark the performance of our Company, and hence our executives, against our peer companies. The fact that EBITDA is a readily obtainable measure further supports its use for this purpose.

The second measure, Net Contribution, is calculated using net income (before interest expense) and average debt and equity. It shows total net income generated for every dollar of capital employed after subtracting a ten and a half percent (10.5%) charge for capital. The measure focuses both on the balance sheet as well as the income statement. In other words, using Net Contribution as a performance measure combines incentive for the executive to grow the business while efficiently using capital. It allows us to measure how efficient our executives are in growing the Company. Further this highly correlates with shareholder return.

In summary, using these two measures as part of our BPI performance measurement drives profitable growth while maintaining a strong focus on efficiently using company assets. Our Compensation Committee has used these two measures to establish BPI targets each year since 2003. A critical evaluation of industry conditions and the economy is required annually to appropriately set executives targets each year. Once the BPI target is established, the executive has the potential to increase the incentive payment by improving performance above the established target.

The table on page 20 shows the revenue growth of our business segments since our inception, and is intended to illustrate the Company’s strong performance overall while using the same basic compensation system.

2.

On page 23, you state that you benchmarked compensation for officers against either a larger group of 24 companies versus a smaller group of eight oilfield service companies depending on the responsibilities of the particular executive officer. On page 27, in your discussion of performance based restricted stock awards, you disclose that the comparator group consists of ten competitor companies in oilfield services. Please revise to identify the companies you reference on page 27. Also, please explain why you do not reference the 10 oilfield service companies in this subsection and why the committee believes the relevant group for comparison for the CEO and for Messrs. Kinnear, Gremp and Schumann is the smaller group of 8 versus the larger group of 24 companies. Also explain why you benchmarked only Mr. Canon’s compensation against the larger group of companies. See generally Item 402(b)(2)(xiv) of Regulation S-K.

Response: The ten companies we reference on page 10 and will list in future proxy statements are as follows: Baker Hughes Incorporated; BJ Services Company; Cameron International Corporation; Global Industries, LTD.; Halliburton Company; National Oilwell Varco, Inc.; Schlumberger Limited; Smith International Inc.; Tidewater Inc.; and Weatherford International Ltd.

Each year the Compensation Committee reviews the compensation of each executive officer as compared to his or her counterparts in a peer group of companies. This peer group is selected based on various criteria, but principally for the ability to benchmark our executive compensation against companies who are most likely to compete directly for our executives’ talent.

We believe our ability to develop and retain executive management talent is a strong component of our business success. We further believe retaining executive management supports the continued growth of our Company.

Given the industry dynamics and growth currently experienced in the energy segment, it is increasingly more difficult to attract and retain talent. Therefore, it is imperative to maintain competitive executive compensation while still ensuring that our executives deliver the performance that returns value to our shareholders. The companies in our peer group are reviewed by the Compensation Committee on a regular basis and analysis is conducted by outside compensation advisors to determine the appropriate peer group companies that will support our objective to retain critical management expertise.

Each of Messrs. Netherland, Kinnear, Gremp and Schumann current positions are as named executive officers in a primarily oilfield services and equipment company, therefore we believe we compete for their services with similar energy services and equipment companies and we believe this group of eight peer companies is the appropriate comparison for these four individuals.

Mr. Cannon’s current position is not in oilfield services. His career has focused on our non-energy business and as a result, we believe the broader industry based peer group of 24 companies would be the more likely group to directly compete for Mr. Cannon’s talent.

3.	The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. We refer you to Section II.B.1 of Commission Release No. 33-8732A. We note wide disparities in the salary you awarded to Mr. Netherland relative to the other named executive officers. In Compensation Discussion and Analysis, you should provide a more detailed discussion of how and why compensation of your highest –paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, you should disclose the differences on an individualized basis.

Response: We use the same policies and procedures relating to our CEO pay decisions as we do with our other officers.

In determining the appropriate level of compensation for the CEO, we look at both the market, i.e. the peer group, as well as how our CEO’s pay compares to the pay for each of the NEOs. First, we compare each element of compensation, as well as the total compensation for the CEO to his or her counterpart at companies in the relevant peer group. We set target pay to match the median pay. We do this in turn for each of our NEOs.

An executive’s experience in a position and their respective performance will influence actual pay for each executive. Additionally, we evaluate the ratio of our CEO’s pay to each of our four NEOs against the ratio of CEOs pay to each of the next four NEOs in our peer group.

Our review of the 2006 data shows that our CEO’s pay was well within the range of our peer companies. Our CEO’s pay relative to each of the other NEOs was slightly above the median ratio of our peer companies. Mr. Netherland is an experienced CEO and Chairman and the Company has performed extremely well under his leadership.

4.	On page 22, you state that based on the review of the compensation committee, it concluded that the compensation paid to the named executive officers for 2006 was “appropriate and reasonable…” You should revise your disclosure to provide further analysis of the basis for this conclusion.

Response: For purposes of this response, 2006 compensation includes base salary, actual non-equity incentive plan compensation paid, and long-term incentives (stock awards) granted in 2006. We use an external compensation consulting firm to provide market data on a peer group for which we could compete for executive talent. This external compensation consulting firm is also independently retained by the Compensation Committee.

The peer group companies listed on page 22 in the proxy is regularly reviewed by the Compensation Committee and the outside compensation consulting firm. The compensation consulting firm uses regression analysis, a widely accepted methodology for determining median size-adjusted values for each element of pay.

On page 23 in the proxy draft, we discuss how the target compensation for our executive officers is allocated as 28 percent base pay, 18 percent non-equity incentive plan compensation, and 54 percent long-term incentives. This allocation is directly comparable to the breakdown of target compensation of the peer group. The compensation firm provides this data annually to the Compensation Committee for their review.

The non-equity incentive plan compensation is a short-term variable payment based on one year results, for which the Compensation Committee sets and reviews targets and approves actual payouts based on performance. The actual compensation paid to our executives in 2006 reflects our strong financial results, which yielded higher annual non-equity incentive plan compensation.

In 2006, our 1.0 BPI target for EBITDA growth was set at 28 percent above 2005 and our actual performance for EBITDA growth was 102.4 percent above 2005. Our net contribution target was set at $52.9M, an increase of 114 percent over 2005. Our actual performance in 2006 was net contribution of $125.1M or 136 percent above target.

For these reasons, the Compensation Committee concluded the compensation paid to executive officers in 2006 was appropriate and reasonable.

5.	Please disclose in greater detail the performance objectives that you considered and evaluated for each of the named executive officers in determining base salary. See Item 402(b)(2)(vii) of Regulation S-K.

Response: Decisions regarding base salary are based in part on an individual executive’s annual performance. An executive who meets all of his or her objectives would receive a performance rating of “good” for the year. If the executive were to exceed all objectives, he or she would receive a performance rating of “outstanding.”

Base pay should fall within the range that corresponds to the performance rating the executive receives. The performance ratings and the corresponding position versus midpoint follow.

Performance Rating	Base Salary as a Percent of Midpoint
Exceptional	115 – 125%
Outstanding	105 – 114.9%
Good	95 – 104.9%
Needs Improvement	75 – 94.9%

The amount of base pay increase an employee, including the executives, would receive depends on current base pay as a percent of midpoint and the performance rating. The annual increase amount is also influenced by the Company’s merit increase pool guidelines. In 2006, the Company’s merit increase pool was 3.6 percent. This annual merit pool is also approved by the Compensation Committee annually.

6.	Rather than only indicating actual performance objectives a named executive officer achieved, please provide context to your discussion and disclose the specific targets established for a named executive officer at the beginning of the fiscal year. Provide clear disclosure of non-quantifiable targets. Where quantifiable targets such as earnings per diluted share are established, as was the case with Mr. Netherland, revise to identify the target established for the fiscal year. Please revise to indicate where within the range of 0.0 to 2.0 the executive officers rating fell during the last fiscal year.

Response: The executive officers 2006 API ratings ranged from 1.3 to 1.7 for the performance year, with an average rating of 1.47.

Our NEOs individual objectives are tied to the overall business strategy and performance of the Company and therefore are highly confidential.

We believe that providing certain specific individual performance objectives established to meet the overall strategic objectives of the business could be commercially sensitive and result in competitive harm. For example, to have stated in our April 2006 proxy statement, Mr. Schumann’s 2006 objective to divest the SOFEC business would have been extremely harmful to the company, employees and shareholders’ interests.

We will provide the range of API’s for all our named executives, as a group

7.

We direct you to Instruction 1 to Item 402(b) of Regulation S-K. So investors can better understand how the business performance and individual performance metrics described are applied in practice, referencing the actual amount of a non-equity incentive bonus awarded to a named executive officer during the fiscal year, revise to show how the formula determined the amount of the non-equity incentive bonus you paid to a named executive officer.

Response: All of the NEOs receive a corporate wide BPI rating for a given year. The corporate BPI is a compilation of the individual BPI ratings of each of our business units based on each such unit’s performance. The BPI rating can range from 0.0 to 3.0. In 2006, the corporate BPI rating was a 3.0. As previously explained, the BPI comprises 70 percent of non-equity incentive plan compensation.

The remaining thirty percent of the executive’s non-equity incentive compensation is based on the API rating. The API rating can range from 0.0 to 2.0. As stated previously, the range of APIs for the NEOs in 2006 was 1.3 to 1.7, with an average rating of 1.47. For comparability purposes, the API range of ratings awarded the NEOs in 2005 was 0.8 – 1.7 indicating the variability of achievement from year to year.

The NEOs target non-equity incentive compensation range from 55 percent to 110 percent for the Chairman and CEO.

For example, an executive with a 65 percent target bonus, a base salary of $400,000, a BPI rating of 3.0 and an API rating of 1.4 would have the following bonus formula in 2006:

($400,000 x .70 (BPI weighting) x .65(target bonus) x 3.0(Corporate BPI achievement) + ($400,000 x .30(API weighting) x .65(target bonus) x 1.4(Individual API ratting) = $655,200

8.	We note that the committee considers the size-adjusted median value of comparable equity compensation awards peer group companies issued when determining the amount of equity compensation awarded to a named executive officer. Please disclose the actual awards made to the named executive officers during the fiscal year as compared to the median size-adjusted value of awards made to the peer group. To the extent the actual awards differ from the median, you should provide the reasons for the divergence.

Response: In 2006, we awarded each NEO an equity award that matched the median size-adjusted value of awards made to each NEO’s counterpart. The number of shares awarded is calculated by taking our Company’s closing stock price on the last business day of the year prior to the February award date.

For a grant of restricted shares awarded an executive in February of 2006, the number of shares was determined by dividing the size-adjusted median value to be delivered by the FMC Technologies share price at December 31, 2005. The result was then discounted to reflect the risk of forfeiture.

In 2006, two-thirds of the grant was awarded as time-based restricted stock and one-third of the grant was awarded as performance-based restricted stock with a possible payout of 0 – 200 percent of the target amount. The Grants of Plan-Based Awards Table on page 34 shows these awards at target. For the 2006 performance shares, the actual payout is shown on page 35, footnote 3.

9.	On page 24, you indicate that the compensation committee sets the business performance metrics and target level of eligibility annually. Disclose the performance metrics and target levels that were established as of the filing date of the proxy statement. The compensation discussion and analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of the targets would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response: In the future, we will be prepared to provide performance metrics and target levels for certain business objectives we believe are not commercially sensitive and would not cause competitive harm. These may be objectives related to safety, recruiting, and some financial measures, as well as other objectives included in public filings and press releases such as a stock repurchase. We believe that objectives related to research and product development, acquisitions and divestitures and new product launches would cause serious competitive harm to the extent that this information would provide proprietary data to our competitors.

We are not prepared to disclose performance goals and target levels for the following fiscal year; however, we will disclose actions taken after our last fiscal year’s end to the extent it would be necessary to understand executive compensation for the last fiscal year. We believe this is consistent with Instruction 2 to Item 402(b) requiring a registrant to address such items as the adoption or implementation of new or modified programs and policies or specific decisions that were made, or steps that were taken, that could affect a fair understanding of the named executive officer’s compensation for the last fiscal year.

In conclusion, FMC Technologies, Inc. hereby acknowledges the following:

•	The Company is responsible for the adequacy of the disclosure in our proxy filing;

•	Staff comments or changes to disclosures in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please forward a copy of any additional correspondence to Maryann Seaman, Vice President – Administration. Her fax number is 281-591-4102. Ms. Seaman can be reached at 281-591-4080 if you have further questions or comments.

Very truly yours,

FMC Technologies, Inc.

/s/ Peter D. Kinnear
Peter D. Kinnear
President and Chief Executive Officer